MediJane Holdings Inc.

2770 Arapahoe Road, Suite 132, PMB 150

Lafayette, CO 80026

(855) 933-3499

Application for Withdrawal of Registration Statement

November 16, 2015

U.S. Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Re: MediJane Holdings Inc.

       Registration Statement on Form S-1

       Filed October 29, 2014, as amended March 20, 2015

       File No. 333-199652

To Whom It May Concern:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, MediJane Holdings Inc. requests the withdrawal of the Company’s registration statement on Form S-1, originally filed on October 29, 2014, and as amended March 20, 2015.  The Company requests the withdrawal of the Registration Statement because the Company has decided not to proceed with the offering at this time.  The registration statement has not been declared effective, and no shares of the Company’s common stock have been sold under the registration statement.

The Company requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the U.S. Securities and Exchange Commission in connection with the filing of the registration statement be credited for future use.

If you have any questions with respect to this matter, please call counsel for the Company, J.M. Walker & Associates, at 303-850-7637.  Thank you for your assistance in this matter.

Very truly yours,

/s/ Lewis Humer

Lewis Humer

Interim Chief Executive Officer